VIA EDGAR

December 6, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Daniel Crawford

Re:	Korro Bio, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-283552

Acceleration Request
Requested Date:	December 6, 2024
Requested Time:	4:05 p.m., Eastern Time

Dear Mr. Crawford:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Korro Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 6, 2024, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Marianne Sarrazin at (415) 733-6134.

If you have any questions regarding this request, please contact Marianne Sarrazin of Goodwin Procter LLP at (415) 733-6134.

Sincerely,

KORRO BIO, INC.

/s/ Vineet Agarwal
Vineet Agarwal
Chief Financial Officer
Korro Bio, Inc.

cc:	Ram Aiyar, President, Chief Executive Officer and Director, Korro Bio, Inc.

Jeffrey Cerio, General Counsel, Korro Bio, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Marianne Sarrazin, Esq., Goodwin Procter LLP